As filed with the Securities and Exchange Commission on October 16, 2019

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-14214

Seventh amended application for an order under section 6(c) of the Investment Company Act of

1940 for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for exemptions from sections

17(a)(1) and 17(a)(2) of the Act and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of

T. Rowe Price Associates, Inc. and

T. Rowe Price Equity Series, Inc.

Please send all communications to: Darrell N. Braman, Esq. Scott Livingston T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	With a copy to: Mark D. Perlow, Esq. Dechert LLP One Bush Street, Suite 1600 San Francisco, CA 94104
Jeremy I. Senderowicz, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036

Daniel Gallagher, Esq.
WilmerHale
1875 Pennsylvania Avenue, NW
Washington, DC 20006

i

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of T. Rowe Price Associates, Inc. T. Rowe Price Equity Series, Inc. 100 East Pratt Street Baltimore, MD 21202 File No. 812-14214	Amended application for an order under section 6(c) of the Investment Company Act of 1940 for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act and under section 12(d)(1)(J) for exemptions from sections 12(d)(1)(A) and (B) of the Act

I.	SUMMARY OF REQUEST

In this amended application, T. Rowe Price Associates, Inc. (“T. Rowe”) and T. Rowe Price Equity Series, Inc. (the “Corporation,” and together with T. Rowe, the “Applicants”) request an order under section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act” or “Act”), for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (“Order”). Applicants request that the Order apply to the series of the Corporation described in Appendix A hereto (“Initial Fund”) as well as to additional series of the Corporation or any other open-end management investment company or series thereof that will utilize active management investment strategies (together with the Initial Fund, the “Funds”). The Funds will (i) be advised by T. Rowe or any investment adviser controlling, controlled by, or under common control with T. Rowe (each such entity and any successor thereto collectively referred to as the “Adviser”)1 and (ii) comply with the terms and conditions of the application. Each Fund will operate as an exchange-traded fund (“ETF”).

Applicants are seeking the Order for an exemption from sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the Act and rule 22c-l under the Act (“ETF Relief”).

While the Securities and Exchange Commission (“SEC” or “Commission”) has issued orders permitting actively-managed ETFs (“Active ETFs”), and recently adopted a rule permitting the operation of Active ETFs that meet certain conditions2, these orders historically have been granted with a condition requiring the daily disclosure of the portfolio holdings of the Active ETF; the rule, similarly, requires daily disclosure of portfolio holdings.3 In contrast, Applicants are seeking relief for Active ETFs that will not disclose their portfolio holdings daily. Instead, they will disclose a basket of cash and securities that is designed to closely track the daily performance of a Fund’s portfolio (a “Proxy Portfolio”), as well as certain other information that together Applicants believe will be sufficient to enable the ETF arbitrage and pricing mechanisms.

The requested ETF Relief would permit (i) shares of the Funds (“Shares”) to trade on a national securities exchange as defined in section 2(a)(26) of the Act (“Exchange”) at prices set by the market rather than at net asset value per Share (“NAV”); (ii) certain Funds that invest in foreign common stocks (as defined below) to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption; (iii) Shares to be purchased and

1                For purposes of the requested Order, the term “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2                Rule 6c-11 under the 1940 Act; See Exchange-Traded Funds, 1940 Act Rel. No. 33646 (Sept. 25, 2019) (“Rule 6c-11 Adopting Release”).

3                 See, e.g., TigerShares Trust, et al., 1940 Act Rel. Nos. 33392 (Mar. 7, 2019) (notice) and 33438 (Apr. 2, 2019) (order); Pacer Funds Trust, et al., 1940 Act Rel. Nos. 33374 (Feb. 13, 2019) (notice) and 33397 (Mar. 12, 2019) (order); Victory Capital Management Inc., et al., 1940 Act Rel. Nos. 33371 (Feb. 8, 2019) (notice) and 33390 (Mar. 6, 2019) (order); and T. Rowe Price Associates, et al., Investment Company Act Release Nos. 30299 (Dec. 7, 2012) (notice) and 30336 (Jan. 2, 2013) (order). But see Precidian Notice, infra note 3.

redeemed only in large aggregations (“Creation Units”); and (iv) certain affiliated persons of the Funds to buy securities from, and sell securities to, them in connection with the purchase and redemption of Creation Units. The requested Order also would permit the Funds to sell Shares to certain other registered investment companies, and such companies to buy Shares, in excess of the limits established by the Act by granting an exemption pursuant to section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act and pursuant to sections 6(c) and 17(b) of the Act from section 17(a) of the Act (“Fund of Funds Relief”).

Applicants further request that, following approval, the terms and conditions of the Order may apply to other registered open-end management investment companies or series thereof not advised by the Adviser (“Authorized Funds”). Applicants anticipate that the Adviser or an affiliate of the Adviser may in the future enter into agreements concerning Applicant’s intellectual property rights in the Funds (including, without limitation, trade secrets, processes and patents, as applicable) with the registered investment advisers advising the Authorized Funds (together with the Authorized Funds, “Future Applicants”). Future Applicants will apply for a separate exemptive order that incorporates by reference all the terms and conditions of this application and any amendments thereto.4

A.	ETF Relief

The principal difference between the Funds and existing Active ETFs is that the Funds, instead of providing daily portfolio transparency to facilitate market participants’ intra-day arbitrage in Shares, including hedging their positions in Shares, would provide other information that Applicants believe will be sufficient on its own to enable such arbitrage. Specifically, on each “Business Day,”5 each Fund would disclose a Proxy Portfolio, which generally would also serve as the Creation Basket (as defined below), to be used by market participants as a pricing and hedging tool.6 Further, on each Business Day, before commencement of trading of Shares, the Portfolio Overlap (as defined below) will be published on each Fund’s website. The “Portfolio Overlap” will be the percentage weight overlap between the holdings of the prior Business Day’s Proxy Portfolio compared to the holdings of the Fund that formed the basis for that Fund’s calculation of NAV at the end of the prior Business Day.7 In addition, each Fund would disclose the Daily Deviation (as defined below) between the Proxy Portfolio and the Fund daily, as well as Empirical Percentiles (as defined below), which are quantitative summaries of the Daily Deviation data for the last year. Each Fund will also disclose its Tracking Error (as defined below).

Applicants expect that market participants will calculate their own real-time value of the Proxy Portfolio and determine whether and how to engage in arbitrage transactions, including hedging their positions. Applicants believe that disclosure of the Portfolio Overlap, Daily Deviation and related summary data will help market participants understand the relationship between the performance of a Fund’s actual portfolio and the Proxy Portfolio. Taken together, Applicants expect that all of this information will provide market participants with high-quality pricing and hedging signals (as discussed in more detail below) for the Funds.

Thus, Applicants believe that the arbitrage and pricing mechanisms of the proposed Funds will be effective and that the ETF Relief requested meets the standards required under the Act and should be granted.

B.	Fund of Funds Relief

Applicants are also requesting that the Order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in section 12(d)(1)(A) and permit the Funds, and any principal

4                See Precidian ETFs Trust, et al., 1940 Act Rel. No. 33440 (April 8, 2019) (“Precidian Notice”) and 1940 Act Rel. No. 33477 (May 20, 2019) (order) (collectively, the “Precidian Relief”); In re Eaton Vance Management, et al., File No. 812-14139, Fourth Amendment, filed Sept. 25, 2014; 1940 Act Rel. Nos. 31333 (Nov. 6, 2014) (notice) and 31361 (Dec. 2, 2014) (order). See also, e.g., In re American Beacon NextShares Trust, et al., File No. 812-14417, First Amendment, filed Feb. 23, 2015; 1940 Act Rel. Nos. 31498 (Mar. 6, 2015) (notice) and 31542 (Apr. 1, 2015) (order).

5                “Business Day” is defined to mean any day that the Corporation is open, including any day when it satisfies redemption requests as required by section 22(e) of the Act.

6                 See section III.B.1, infra.

7                 The Fund’s Website will note that the Portfolio Overlap is calculated based on the Proxy Portfolio and portfolio holdings as of the prior Business Day. See also section III.B.3, infra, for a description of how the Portfolio Overlap is calculated.

underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 ( “Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in section 12(d)(1)(B). Applicants request that any exemption under section 12(d)(1)(J) apply to: (1) with respect to section 12(d)(1)(B), any Fund that is currently or subsequently part of the same “group of investment companies” as a Fund within the meaning of section 12(d)(1)(G)(ii) of the 1940 Act as well as any principal underwriter for the Fund and any Brokers selling Shares of the Fund to an Investing Fund, as defined below; and (2) with respect to section 12(d)(1)(A), each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds, and that enters into a FOF Participation Agreement (as defined below) to acquire Shares of a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations set forth in section 12(d)(1)(B). An Investing Fund may rely on the Order only to invest in Funds and not in any other registered investment company.

In connection with the Fund of Funds Relief, Applicants are further requesting relief under sections 6(c) and 17(b) from sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the “in-kind” transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.

C.	Request for Relief

Applicants request the ETF Relief under sections 6(c) and 17(b) of the Act. Applicants request the Fund of Funds Relief under sections 12(d)(1)(J), 6(c) and 17(b) of the Act. Applicants believe that:

●            With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

●            With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned and are consistent with the policies of the Funds and with the general purposes of the Act; and

●            With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

All entities that currently intend to rely on the Order are named as Applicants. No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

II.	APPLICANTS

A.	The Corporation and Funds

The Corporation is a corporation organized under the laws of the State of Maryland, which may be comprised of multiple separate series. The Corporation is registered with the Commission as an open-end management investment company and overseen by a board of directors (the “Board”). A description of the Initial Fund to be offered pursuant to the requested Relief is attached hereto as Appendix A.

B.	The Adviser

T. Rowe will be the investment adviser to the Initial Fund. T. Rowe is a Maryland corporation, with its principal office located at 100 East Pratt Street, Baltimore, Maryland 21202. T. Rowe is, and each Adviser will be, registered as an investment adviser under section 203 of the Investment Advisers Act of 1940, as amended (“Advisers

Act”). T. Rowe serves as the investment adviser to, among other individual and institutional clients, more than 175 mutual funds. As of March 31, 2019, T. Rowe and its affiliates managed approximately $1.08 trillion in assets.

Subject to the oversight and authority of the Board, the Adviser will develop and manage the overall investment program of each Fund and will arrange and oversee the provision of necessary services for each Fund. The Adviser may enter into subadvisory agreements with other investment advisers to act as subadvisers with respect to the Funds (“Subadvisers”). Any Subadviser will be registered under section 203 of the Advisers Act.8

C.	The Distributor

The Corporation will enter into a distribution agreement with a Broker to act as the distributor and principal underwriter of Creation Units of the Funds (the “Distributor”). The Distributor may be T. Rowe Price Investment Services, Inc., an affiliated person of the Adviser. The Distributor will comply with the applicable terms and conditions of the application. The Distributor will distribute Shares on an agency basis. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. No Distributor will be affiliated with an Exchange.

III.	APPLICANTS’ PROPOSAL FOR THE FUNDS

A.	Background

The Commission has now been issuing orders for ETFs that seek to track the performance of an underlying index (“Index ETFs”) for more than twenty-five years and for Active ETFs for more than ten years. A key condition to these orders historically has been daily portfolio transparency. For Index ETFs, this transparency arises because the underlying index and its components are known to the market.9 For Active ETFs, the Commission has, until recently, made it a condition to their orders that they make their full portfolio holdings available to the market on a daily basis.

It appears that the Commission has based this condition, at least in part, on the view that transparency is important to permit market participants, including market makers, Authorized Participants (as defined below) and arbitrageurs (collectively, “arbitrageurs”), to value and hedge a position in an ETF’s shares. This ability to value permits arbitrageurs to transact, with a reasonable likelihood of profitability, with the ETF in creation units and with investors in the secondary market as required for the ETF’s arbitrage mechanism to function. For existing Active ETFs, the arbitrage mechanism works to move ETF share prices in the secondary market toward the ETF’s NAV by creating profit opportunities for arbitrageurs when the secondary market price differs from the NAV: when the market price is lower (higher) than the NAV, an arbitrageur can buy (sell short) ETF shares and simultaneously sell short (buy) a basket of securities that are highly correlated to the NAV in order to capture the difference in value between the two. The hedging basket used by arbitrageurs is often the creation or deposit basket made publicly available by the ETF, which the arbitrageur uses to close out its position by transacting directly with the ETF in creation units. The arbitrageurs’ transactions in ETF shares generally have the effect of driving the shares’ price closer to NAV. Transparency facilitates this mechanism because, if the arbitrageur knows the positions in the ETF’s portfolio, then it can easily identify a basket of securities and/or other instruments that is highly correlated to the NAV and can be used

8                The Adviser, any Subadviser and the Distributor will each have adopted a code of ethics as required by rule 17j-1 under the Act that contains provisions reasonably necessary to prevent Access Persons (as defined in rule 17j-1) from engaging in any conduct prohibited in rule 17j-1. The Adviser and any Subadviser, as required under section 204A of the Advisers Act, will also have adopted policies and procedures that are reasonably designed, taking into account the nature of its business, to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information by the Adviser, the Subadviser or any associated person.

9                 Index ETF exemptive applications historically have not required that Index ETFs’ portfolios be transparent. Rather, transparency has been obtained with respect to Index ETFs by virtue of their seeking to track an underlying index that is fully transparent, investing at least 80% of their assets in the securities of the underlying index, and posting in-kind baskets that are pro rata slices of their portfolios. Under recent exemptive orders, however, Index ETFs that track proprietary indices (i.e., self-indexing ETFs) are also required to disclose their portfolios on a daily basis. Rule 6c-11 also requires ETFs relying on the rule to maintain daily portfolio transparency.

to hedge trades in the ETF’s shares, or if it is using the creation or deposit basket to hedge, it can easily determine that this basket is highly correlated with the NAV.

However, the historical condition of daily portfolio transparency has shaped and continues to shape, and in Applicants’ view, has limited the market for Active ETFs. In particular, active equity managers have been concerned that daily portfolio transparency would enable traders to “front-run” an ETF’s portfolio transactions and would allow investors to “free-ride” on the investment manager’s portfolio selections.10 Largely because of differences in market structure, fixed income instruments are not as susceptible to front-running and free-riding as are equity securities, and thus, according to Morningstar, “the vast majority of active ETF assets are invested in fixed income securities.”11 As a result, the number and range of types of Active ETFs (and thus of investors’ options) have both been smaller than they otherwise might be.

Recently, however, the Commission issued the Precidian Relief, pursuant to which the applicants thereunder may offer Active ETFs that do not disclose their portfolio holdings daily.12 In issuing this relief, the Commission recognized that an arbitrage mechanism alternative to full portfolio transparency can work in an efficient manner to maintain secondary market prices close to a fund’s NAV.13 Applicants are similarly requesting relief for Active ETFs that do not disclose their portfolios daily and instead employ a different arbitrage mechanism. Although Applicants’ proposed arbitrage mechanism differs from the one in the Precidian Relief, Applicants likewise believe their proposed mechanism will facilitate effective arbitrage.

B.	Effective Arbitrage and the Funds’ Proposed Arbitrage Mechanism

Applicants believe that daily portfolio transparency is not per se required for an ETF’s arbitrage mechanism to function efficiently. Rather, in Applicants’ view, transparency is one way to facilitate the ETF arbitrage mechanism.

In Applicants’ view, an efficient ETF arbitrage mechanism is a result of arbitrageurs being able to execute low-risk arbitrage trades in the ETF’s shares. Applicants’ view is based on the observation that, as the risk of a trade decreases, so can the profit potential necessary to induce a trade to be undertaken by a trader or arbitrageur. An ETF’s arbitrage mechanism is most effective when arbitrage trades are low risk and thus arbitrageurs require minimal profit potential to enter into such trades.14

As explained in more detail below, arbitrageurs’ risk principally derives from the degree of uncertainty in identifying successful arbitrage opportunities and in successfully hedging trades in ETF shares. These are in turn a

10              “Front-running” occurs when other investors are permitted to trade ahead of a fund based on (public) knowledge that the fund will trade later. “Free-riding” occurs when other investors mirror the trading strategies of a fund and thereby take advantage of fund management’s expertise without paying for it. See Stuart M. Strauss, Non-Transparent Actively Managed ETFs, Time for an Alternative Approach to Evaluating the Case for Exemptive Relief?, The Investment Lawyer, Vol. 24, No. 9 (September 2017) (“The market for fully transparent actively managed ETFs has been slow to develop, in large part due to the fact that many active managers are reluctant to disclose their portfolios because of concerns that this will open up the possibility for others to replicate, and possibly undermine, the portfolios’ trading strategy.”).

11               Robert Goldsborough, “Are Actively Managed ETFs Inching Closer to Reality?” Morningstar Advisor (June 4, 2014). See also Michael A. Pollack, “Everything You Need to Know About a New Kind of ETF,” Wall Street Journal (Oct. 7, 2018).

12               See Precidian Relief, note 4 supra. The Active ETFs that are the subject of the Precidian Relief would use an alternative arbitrage mechanism based upon a verified intraday indicative value calculated and disseminated every second throughout the trading day, together with the ability to create and redeem shares in exchange for a basket that is a pro rata slice of the ETF’s holdings through an unaffiliated broker-dealer acting on an agency basis.

13               See Precidian Notice at paragraph 26.

14              There is a distinction between the spread at which an ETF’s shares may be trading and the premium/discount of the ETF’s shares from NAV. The “spread” refers to the difference between the simultaneous bid and ask prices quoted for an ETF’s shares on the secondary market. The “premium/discount” refers to the premium or discount to NAV at the end of a trading day and will be calculated based on the last Bid/Ask Price or the Closing Price on a given trading day. The “Closing Price” of Shares is the official closing price of Shares on the Fund’s Listing Exchange (as defined below). The “Bid/Ask Price” is the midpoint of the highest bid and lowest offer based on the National Best Bid and Offer at the time that the Fund’s NAV is calculated. The “National Best Bid and Offer” is the current national best bid and national best offer as disseminated by the Consolidated Quotation System or UTP Plan Securities Information Processor.

function of the accuracy of the arbitrageur’s knowledge of the ETF’s NAV and of the hedging vehicle’s value and characteristics, as well as the efficiency, depth, liquidity and degree of synchronous trading of the markets for the positions in the ETF’s portfolio and the instruments underlying the hedging basket. Reducing the risk of an arbitrage trade should encourage market activity that drives the market price of an ETF’s shares toward NAV and reduces any premium/discount between such market price and NAV.

In addition, reducing this risk should encourage market makers in ETF shares to quote tighter bid/ask spreads. The spread offered by a market maker is generally viewed as compensating the market maker for providing liquidity and accepting exposure to risk in the process. The risk component in the spread compensates a market maker for exposure to the risks deriving from uncertainty about the profitability of a trade. The liquidity component in the spread compensates a market maker for providing liquidity and varies with trading volume, which Applicants do not expect to be different from that of many existing Active ETFs. The lower the premium/discount and the tighter the spread, the more efficient will be the ETF’s pricing mechanism, and the better the execution prices that investors will receive.

1.	Proposed Arbitrage Mechanism

Because the Adviser is an active manager that uses proprietary research and expertise to manage client portfolios, the Adviser believes that, in many circumstances, it may not be appropriate for it to make its portfolios or strategies transparent on a daily basis. In developing this proposal, therefore, the Adviser has focused on the role played by portfolio transparency in the existing ETF arbitrage mechanism and on an alternative means of providing the market with substitute information of sufficient quantity and quality as to permit low-risk arbitrage trades in Shares.15 Applicants have concluded that low-risk arbitrage trades in Shares can be facilitated by providing, in lieu of daily portfolio transparency, the Proxy Portfolio16 and a set of other proxy information that arbitrageurs should be able to use to derive a hedging basket for positions in Shares. Taken together, this information also should enable arbitrageurs to use the Proxy Portfolio as a pricing signal reflecting the correlation between the value of a Fund’s NAV and of its Proxy Portfolio’s NAV. In arriving at these conclusions, Applicants have discussed their proposal with potential market makers and market makers have represented to Applicants that they expect to make markets in Shares based on the proposed arbitrage mechanism.

Specifically, Applicants anticipate that if Shares begin trading at a discount to the Proxy Portfolio, an Authorized Participant could purchase the Shares in secondary market transactions and, after accumulating enough Shares to comprise a Creation Unit (as defined below), redeem them with the Fund in exchange for Redemption Instruments (as defined below) reflecting the NAV per share of the Fund’s portfolio holdings.17 The purchases of Shares would reduce the supply of Shares in the market, and thus tend to drive up the Shares’ market price closer to the Fund’s NAV.18 Additionally, like with traditional ETFs, market participants also can engage in arbitrage without using the creation or redemption processes. For example, if a Fund is trading at a premium to the Proxy Portfolio, the market participant may sell Shares short and take a long position in the Proxy Portfolio securities, wait for the trading

15              The Funds will not make their full portfolio holdings available on a daily basis. Rather, the Funds will comply with the portfolio holdings disclosure requirements applicable to open-end management investment companies. Mutual funds advised by the Adviser typically make their portfolio holdings available on T. Rowe’s website on a quarterly basis, 15 calendar days after the quarter end and the Funds will follow this practice. See also rule 30b1-9 under the Act and Form N-PORT.

16               Applicants expect that market participants may construct a basket of securities or other instruments for their own use in hedging their positions in Fund Shares or otherwise engaging in arbitrage transactions, which basket may differ from the Proxy Portfolio.

17              In addition to purchasing Shares, an Authorized Participant also would likely hedge its intraday risk by shorting the securities in the Proxy Portfolio (the same as in the Redemption Instruments) in an amount corresponding to its long position in Shares. After the Authorized Participant returns a Creation Unit to the Fund in exchange for Redemption Instruments, the Authorized Participant can use the Redemption Instruments to cover its short positions.

18              The purchase of Shares in the secondary market, combined with the sale of the Redemption Instruments, may also drive the market price of Shares and the value of the Fund’s portfolio holdings closer together.

prices to move toward parity, and then close out the positions in both the Shares and the securities, to realize a profit from the relative movement of their trading prices.19

2.	Applicants’ High-Quality Proxy Portfolio and Proxy Information

Applicants have identified the following as critical attributes of a high-quality Proxy Portfolio in relation to the actual portfolio:

●

High Performance Correlation. Applicants believe that the performance of the Proxy Portfolio will be highly correlated to that of the Fund’s actual portfolio. This correlation will derive from the fundamental and statistical relationship between the two based on the substantial overlap in their portfolio weightings.

●

Synchronous Trading. The securities in the Proxy Portfolio will trade synchronously with Shares on an Exchange such that arbitrageurs can establish, at market value, a position in the Proxy Portfolio concurrently with establishing a position in Shares.

●

Liquidity. There is sufficient volume in the Proxy Portfolio such that arbitrageurs can establish, at market value, a position in the Proxy Portfolio concurrently with establishing a position in Shares.

In order to help provide these attributes to the Funds’ arbitrageurs, Applicants have proposed that 100% of the value of a Fund’s investments (other than cash, cash equivalents and Treasury securities) (“Portfolio Positions”) will be liquid and listed on an Exchange (or, with respect to exchange-traded futures, a U.S. futures exchange such as the Chicago Board of Trade or the Chicago Mercantile Exchange) and the primary trading session of such Exchange or U.S. futures exchange will be the same as the primary trading session for the Fund’s Shares.20 The Proxy Portfolio also will meet these standards. As a result, the value of the Proxy Portfolio – as dictated by its market price – will always be known to arbitrageurs for purposes of hedging transactions. Moreover, the Proxy Portfolio instruments will be readily available to arbitrageurs for purchase or sale in connection with their hedging and/or arbitrage transactions with respect to Shares.

Consistent with these representations, each Fund will only invest in Exchange-traded common stocks,21 common stocks listed on a foreign exchange that trade on such exchange synchronously with the Shares (“foreign common stocks”), ETFs, Exchange-traded notes, Exchange-traded preferred stocks, Exchange-traded American Depositary Receipts (“ADRs”),22 Exchange-traded real estate investment trusts, Exchange-traded commodity pools, Exchange-traded metals trusts, Exchange-traded currency trusts and exchange-traded futures contracts23 that trade synchronously with the Fund’s Shares, as well as cash and cash equivalents.24 No Fund will borrow for investment purposes or hold short positions. The Funds also will not purchase any securities that are illiquid investments (as defined in Rule 22e-4(a)(8)) at the time of purchase. The Proxy Portfolio will be subject to the same limitations.

19              Similarly, a market participant could buy Shares and take a short position in the Proxy Portfolio securities in an attempt to profit when Shares are trading at a discount to the Proxy Portfolio.

20              The Adviser will implement policies and procedures providing that, to the extent any security held by a Fund subsequently fails to meet one of these requirements, the Fund will seek to bring its portfolio back into compliance as soon as reasonably practicable (e.g., by disposing of the security).

21               Although the Funds may invest in securities of companies of any capitalization, the Funds will not invest in “penny stocks,” as defined by Rule 3a51-1 under the Exchange Act.

22              ADRs are issued by a U.S. financial institution (a “depositary”) and evidence ownership in a security or pool of securities issued by a foreign issuer that have been deposited with the depositary. Each ADR is registered under the Securities Act on Form F-6. ADRs in which a Fund may invest will trade on an Exchange.

23              Exchange-traded futures are U.S. listed futures contracts where the futures contract’s reference asset is an asset that the Fund could invest in directly, or in the case of an index future, is based on an index of a type of asset that the Fund could invest in directly, such as an S&P 500 index futures contract. All futures contracts that a Fund may invest in will be traded on a U.S. futures exchange, such as the Chicago Board of Trade or the Chicago Mercantile Exchange.

24              Cash equivalents are short-term U.S. Treasury securities, government money market funds, and repurchase agreements.

For each Fund, the Adviser will identify its Proxy Portfolio, which could be a broad-based securities index (e.g., the S&P 500) or the Fund’s recently disclosed portfolio holdings.25 The Proxy Portfolio will be determined such that at least 80% of its total assets will overlap with the portfolio weightings of the Fund.26 Although the Adviser may change a Fund’s Proxy Portfolio at any time, the Adviser currently does not expect to make such changes more frequently than quarterly (for example, in connection with the release of a Fund’s portfolio holdings).27 The Adviser will publish a new Proxy Portfolio for a Fund only before the commencement of trading of such Fund’s Shares on that Business Day, and the Adviser will not make intra-day changes to the Proxy Portfolio except to correct errors in the published Proxy Portfolio. Because the Proxy Portfolio would be designed to closely track the daily performance of the Fund’s holdings, the Proxy Portfolio would serve to estimate the value of those holdings. For the same reason, trading the Proxy Portfolio would allow market participants to get exposure to the performance of the Fund’s holdings, so that a Fund’s Proxy Portfolio could serve to hedge a position in Shares.

The Adviser also will publish additional key data on each Business Day. Applicants expect that the Proxy Portfolio, the Portfolio Overlap, the Daily Deviations and related information will provide a set of high-quality proxy information that arbitrageurs will use to construct a hedging basket. The Portfolio Overlap, Daily Deviation, and Empirical Percentile data, as described below, will help arbitrageurs by describing the market behavior of the Proxy Portfolio and how it relates to the Fund’s portfolio holdings, and by providing historical valuation data and analysis.

3.	Portfolio Overlap, Daily Deviation and Empirical Percentiles

Applicants propose to provide arbitrageurs with a key data set, comprised of three components. First, the Adviser will provide the Portfolio Overlap for each Fund on each Business Day. Second, for each Fund, Applicants will provide arbitrageurs with the “Daily Deviation” between the performance of the Fund’s NAV and its Proxy Portfolio’s NAV, which will be calculated using prices as of the end of each relevant trading day. Third, Applicants will provide a series of Empirical Percentiles of the Daily Deviation over the last one-year period. Each of these metrics is discussed at length below.

i.	Portfolio Overlap

The Portfolio Overlap will be calculated by taking the lesser weight of each asset held in common between a Fund’s portfolio and Proxy Portfolio, and adding the totals.28 The Adviser will calculate and disseminate the Portfolio Overlap each Business Day on the Funds’ website prior to the commencement of trading. Applicants believe that the Portfolio Overlap will support the use of the Proxy Portfolio by arbitrageurs in determining hedging

25              Each Fund will adopt and implement policies and procedures regarding the composition of its Proxy Portfolio. The Fund’s Proxy Portfolio policies and procedures would be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the 1940 Act.

26              A Fund will conduct this measurement on a daily basis so that each Fund will meet this requirement at the beginning of each Business Day.

27              Every day, however, a cash amount would be added to or subtracted from the Proxy Portfolio to account for differences in value between a Fund’s Proxy Portfolio and portfolio that result from different relative returns. In addition to accounting for holding cash in these circumstances, the Fund’s Proxy Portfolio may also include cash to represent the Fund’s holdings of cash or cash equivalents.

28              For example, suppose two securities are held in common between a Fund’s portfolio and the Proxy Portfolio with the following weightings:

Fund Portfolio	Proxy Portfolio
Security A 5%	6%

Security B 6%	2%

In this example, the Portfolio Overlap with respect to these holdings would be 7% (the sum of 5% for Security A and 2% for Security B).

transactions. In particular, the Portfolio Overlap should help market participants evaluate the risk that the performance of the Proxy Portfolio may deviate from the performance of the portfolio holdings of a Fund.

ii.	Daily Deviation

The Daily Deviation is calculated each day as the difference between the performance of a Fund’s NAV and of its Proxy Portfolio’s NAV.29 As such, each Daily Deviation directly captures the performance difference between a Fund’s Proxy Portfolio’s NAV and its NAV on one trading day. Applicants propose to provide data for the most recent one-year period (rolling and updated on a daily basis). Applicants believe this level of data will be sufficient for arbitrageurs to develop the necessary insights into the relationship between the performance of a Fund’s Proxy Portfolio’s NAV and the Fund’s NAV. In particular, with such data, arbitrageurs will be able to examine the reported Daily Deviations over any desired interval during the one-year period to evaluate the degree of risk involved in entering into an arbitrage trade in the Fund’s Shares, using the Proxy Portfolio to construct a hedging basket for an open position in the Shares.

iii.	Empirical Percentiles

To further supplement the information available to arbitrageurs, Applicants also will provide arbitrageurs with the Funds’ “Empirical Percentiles.” More specifically, Applicants will tabulate and disclose Empirical Percentiles of Daily Deviations, over the past one-year period, at the following levels: 99%, 95%, 90%, 75%, 50%, 25%, 10%, 5% and 1%. Each Empirical Percentile represents the value of Daily Deviations (in basis points) exceeded by a specific percentage of all Daily Deviations over the past year. For example, the 99% Empirical Percentile tells arbitrageurs that only 1% of all Daily Deviations over the past year exceeded X basis points. In this way, the Empirical Percentiles allow arbitrageurs to better predict the likelihood of a Daily Deviation being more than X. Stated differently, the Empirical Percentiles give arbitrageurs differing levels of confidence that Daily Deviations will be confined to a certain number of basis points.

4.	Tracking Error

Applicants define “Tracking Error” to mean the standard deviation over the past three months of the daily proxy spread (i.e., the difference, in percentage terms, between the Proxy Portfolio’s per share NAV and that of the Fund at the end of the trading day). Tracking Error measures the ability of the Proxy Portfolio to accurately reflect changes in the Fund’s NAV and allows arbitrageurs to estimate the risk of large daily proxy spreads by examining the variability of daily proxy spreads over the past year.30 The Funds’ website will include each Fund’s Tracking Error.

5.	INAV

Applicants expect that the Proxy Portfolio, as well as the related information disseminated by the Adviser, will be the primary pricing signal and will provide other information considered by market participants in making low-risk arbitrage trades with respect to the Fund. In addition, Applicants expect to disseminate an INAV during the course of each Business Day. An independent INAV provider will calculate the INAV for each Fund during the Listing Exchange’s (as defined below) core trading session.31

29               The Adviser will calculate and disclose daily each Fund’s Daily Deviations and Empirical Percentiles over the preceding rolling one-year period. Upon inception, each Fund’s Daily Deviation and Empirical Percentile data will be updated daily to increasingly reflect the current performance of the Fund.

30               The Adviser will calculate and disclose daily each Fund’s Tracking Error over the preceding rolling one-year period. Upon inception, each Fund’s Tracking Error data will be updated daily to increasingly reflect the current proxy spread of the Fund.

31               Applicants acknowledge that the Commission has raised concerns about intraday estimates of an ETF’s NAV per share previously. See Exchange-Traded Funds Proposed Rule, Rel. No. 33-10515, 72-74 (June 28, 2018). Specifically, the Commission has noted that such intraday estimates may be of limited utility to market participants’ arbitrage activities due to (a) dissemination every 15 seconds potentially being too long for today’s fast-moving markets; (b) potential discrepancies between the estimated value and actual value, especially with respect to ETFs holding securities which trade infrequently; and (c) lack of a uniform calculation methodology for the estimated values. Id. Applicants note, however, that the INAV

A Fund’s INAV will represent the Fund’s estimated NAV, which will be the value of the Fund’s Portfolio Positions, on a per Share basis.32 Each Fund’s INAV provider will be provided with the identity of all of the Fund’s Portfolio Positions and the Fund’s current accrued expenses and liabilities.33 The INAV will be disseminated by the INAV provider to the marketplace at 15-second intervals in the same manner as for existing ETFs.

The INAV will be calculated based on the midpoint of the National Best Bid and Offer of each Fund’s Portfolio Positions.34 Applicants expect that the INAV will accurately reflect the value of a Fund throughout the day and that the INAV will provide reliable pricing inputs even during periods of stress as long as the securities are priced and reported by the exchanges.

The Funds will adopt uniform procedures governing the calculation and dissemination of the INAV, and the Adviser will bear responsibility for the oversight of that process (“INAV Procedures”). The Adviser will also, as part of that oversight process, periodically, but no less than annually, review the INAV Procedures.35 Any material changes to the procedures will be submitted to the Funds’ Audit Committee for review. The methodology for calculating the INAV will be disclosed in the Funds’ statement of additional information (“SAI”). In addition to the INAV Procedures, the Adviser and a governance group at T. Rowe (or its delegate) (“Governance Group”) will monitor the accuracy and dissemination of each Fund’s INAV throughout the trading day and track whether there were any material errors in the disseminated INAV. The Adviser and the Governance Group will oversee the INAV provider’s controls, methodologies, policies and procedures in a manner based on the Adviser’s oversight of third-party pricing vendors. The Adviser annually will report to the Funds’ Audit Committee on this oversight, as well as information regarding any material errors or issues of which the Adviser and the Governance Group become aware during the year.36

C.	Possible Concerns Regarding the Requested ETF Relief

1.	Potential Market Effects of Proxy Portfolio Construction

will not be the primary pricing signal disseminated by Applicants to enable efficient arbitrage; the primary pricing signal will be the Proxy Portfolio. The INAV will merely supplement the Proxy Portfolio as a pricing signal for the arbitrageurs to use in their trading and hedging activities. Moreover, the Funds have sought to address some of the Commission’s concerns by limiting investments to liquid securities that trade synchronously with the Shares, thus reducing the likelihood of discrepancies between (i) the estimated and actual value of a Fund’s holdings, (ii) estimated values calculated by a Fund’s INAV provider and those calculated internally by an arbitrageur, or (iii) the estimated values of a Fund’s Portfolio Positions arising from differences in INAV calculation methodologies. Applicants also note that the methodology used to calculate INAV will be uniform across all Funds. For these reasons, Applicants believe (based on conversations with market participants) that the INAV’s dissemination every 15 seconds will be sufficiently timely, and the information provided therein will be sufficiently reliable and uniformly calculated across all Funds, to serve as a supplemental pricing signal and further enable arbitrageurs’ trading and hedging activities. Finally, Applicants also have proposed oversight procedures, as described in this subsection III.B.5, intended to avoid the issues identified by the Commission and foster accuracy in pricing the underlying instruments.

32               More specifically, an independent INAV provider will calculate the INAV for each Fund during the Listing Exchange’s core trading session by dividing the “Intraday Fund Value” (as defined below) as of the time of the calculation by the total number of outstanding Shares of that Fund. “Intraday Fund Value” is the sum of the Fund’s assets, including the amount of cash held in a Fund’s portfolio, the amount of accrued assets, such as interest, dividends and distributions owed to a Fund, and the value of the securities held in the Fund’s portfolio, minus the amount of a Fund’s accrued liabilities as of the Fund’s previous day’s NAV calculation. The Intraday Fund Value is also based on intraday estimates of securities values.

33               Each Fund’s INAV provider will be subject to a confidentiality agreement with respect to Fund portfolio information. The INAV provider will represent that it will not use Fund information for purposes other than facilitating the operations of the Funds and that it has safeguards to prevent insider trading using the information.

34               The INAV for the Fund for a given day T will be calculated by the INAV provider using the portfolio holdings from the previous day, T-1, as provided by the Fund custodian prior to the open of trading on day T. These same holdings would have been used to calculate the Fund’s NAV at the end of T. This is consistent with current practice for existing ETFs.

35               The INAV Procedures will be covered by each Fund’s compliance program and other requirements under Rule 38a-1 under the Act.

36               By monitoring the divergences between the official Fund NAV and the INAV calculated at market close, the Fund or its agents can identify any quality control issues with the calculation of the INAV.

Applicants acknowledge that a Fund’s Proxy Portfolio may contain securities not included in the Fund’s portfolio. Applicants recognize the potential that arbitrageurs’ trading in such non-portfolio securities could impact the market for those securities. Nonetheless, for the reasons set forth below, Applicants believe they have structured the proposed arbitrage mechanism to avoid having a significant market impact on securities included in the Proxy Portfolio, but not in the Fund’s portfolio.

Applicants note that 100% of the value of every security in a Proxy Portfolio will be liquid and listed on an Exchange (or a U.S. futures exchange, in the case of exchange-traded futures contracts). Further, the Funds expect to include in the Proxy Portfolio only securities that have exhibited a high average daily trading volume. Applicants believe that the liquidity and trading volume of the Proxy Portfolio’s constituents assures that trading activity of the type engaged in by arbitrageurs would not, in and of itself, cause unusual disruption or price volatility in the market.37

Further, Applicants do not believe the proposed arbitrage mechanism raises new or novel concerns. Currently, an arbitrageur’s hedging basket for existing ETFs frequently is not identical to the ETF’s creation or redemption basket.38 Thus, in practice arbitrageurs typically trade other securities not held in the ETF’s portfolio when creating their own hedges. Even fully transparent ETFs often give rise to trading activity in instruments (including publicly traded securities) that are not included in an ETF’s portfolio due to arbitrageurs’ hedging activities. Applicants therefore believe that the Proxy Portfolio is no more likely than the creation/redemption baskets for existing ETFs to lead to substantial additional trading in securities not in the portfolio arising from market participants’ hedging activities.

2.	Proxy Portfolio Will Not Misrepresent Portfolio Holdings

Although the Proxy Portfolio will only contain a subset of the Fund’s portfolio holdings, the Proxy Portfolio will not misrepresent the Fund’s portfolio holdings. Rather, the Proxy Portfolio is designed to give arbitrageurs sufficient information about the Fund’s portfolio holdings so they may identify and construct their own hedging baskets for hedging purposes.

In addition, the Funds will take steps to avoid investor confusion by providing plain English disclosures regarding the Funds, the Proxy Portfolio, and the Portfolio Overlap. As described below, each Fund’s prospectus and summary prospectus will prominently disclose that the Proxy Portfolio is not a precise rendition of the Fund’s actual portfolio.39 Further, the Portfolio Overlap will be publicly disclosed on each Business Day, providing investors with an understanding of the degree to which the Proxy Portfolio and a Fund’s actual portfolio overlap. Applicants believe these steps will minimize confusion about the Fund’s investments and how they differ from the disclosed Proxy Portfolio.

3.	Protection from Reverse Engineering

Applicants have focused on the possibility that market participants might reverse engineer a Fund’s portfolio to front-run its trades or to free-ride on the Adviser’s investment decisions, which could result in potential harm to the Fund and investors. More specifically, the concern associated with reverse engineering is that adversaries could use a Fund’s quarterly disclosed portfolio holdings, its INAV, and the then-current prices of the Fund’s prior day’s holdings, which are reflected in the INAV, as well as the Proxy Portfolio and the Portfolio Overlap, to ascertain the Fund’s portfolio. These adversaries would be attempting either (a) to determine the changes in a Fund’s portfolio in order to predict with sufficient certainty the Fund’s current positions over multiple days to then try to predict pending

37               Further, it is in Applicants’ interest to ensure that the Proxy Portfolio remains an accurate representation of the current Fund portfolio, and for the Adviser to take steps to minimize or eliminate any pricing distortion solely caused by the presence of an investment in the Proxy Portfolio. Applicants represent that the Adviser’s Capital Markets team will monitor for any such dislocation and that the Adviser would remove an investment from the Proxy Portfolio (and publish the revised Proxy Portfolio) if the trading of such investment were to cause significant trading disparities in Fund Shares or if the Adviser was aware that market makers faced significant challenges in their hedging activities related to Fund Shares.

38               Instead, an arbitrageur often constructs a hedging basket composed of a subset of constituents or substitute investments, an optimized basket, or a derivative instrument that the arbitrageur deems to have acceptable tracking error.

39              See section III.D.9, infra, for a discussion of the legend which will be included in each Fund’s prospectus, summary prospectus and marketing materials.

or upcoming trades so as to front-run them, or (b) to ascertain the Fund’s current portfolio so as to free-ride on the Adviser’s investment decisions. To address this concern, the Adviser engaged a professor of mathematics and statistics to collaborate with the Adviser to perform a detailed study of the potential for reverse engineering of a Fund’s portfolio by market participants.40 The Adviser’s study took on the stance of a hypothetical adversary and attempted, with a number of computational optimization techniques, to seek to determine a Fund’s portfolio with minimal differences.

Based on all aspects of this study and the composition of the Funds’ portfolios, Applicants conclude that it is highly unlikely that potential adversaries and other observers without inside information about the Adviser’s portfolio management would be able to reverse engineer a Fund’s portfolio with any regularity or with the level of accuracy that would be necessary to front-run the Fund’s trades or free-ride on the Adviser’s portfolio decisions.41 The study strongly indicates that reverse engineering the Funds will be nearly impossible for at least two reasons: (1) the high degree of correlation that is typical for changes to the prices of a Fund’s holdings will make it implausibly unlikely that an adversary could infer which particular securities caused changes in the Fund’s INAV and (2) because the Fund’s INAV will be calculated and rounded only to two decimal places (i.e., the nearest cent) and scaled based on an initial NAV of $25 per share, the published changes to the INAV will not reflect sufficient information for a potential adversary to infer which securities’ prices caused these changes. Applicants acknowledge that they cannot completely exclude the possibility that market participants may infer some information about a Fund’s portfolio holdings and attempt to front-run or free-ride accordingly. However, Applicants will operate the Funds in a manner designed to minimize the risk of reverse engineering and, for the reasons set forth above, believe successful front-running or free-riding is highly unlikely.

D.	Other Features of the Funds

Except for the unique features of the Funds described above, the Funds will generally operate in the same manner as existing ETFs.

1.	Organization

Each Fund will be organized and registered as an open-end management investment company (or series thereof). Each Fund will adopt fundamental and non-fundamental policies. Each Fund and its Shares will be registered under the Securities Act of 1933, as amended (“Securities Act”), and the Act.

Each Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a “regulated investment company” under the Internal Revenue Code (“Code”). Under such circumstances, dividends and other distributions by the Funds will be declared and paid in the same manner as by other registered open-end investment companies.

2.	Oversight by the Funds’ Adviser and Board

The Funds’ Adviser and Board will oversee the effectiveness of the Funds’ arbitrage mechanism. As part of this oversight, the Board will receive periodic reports from the Adviser summarizing key data and metrics relating to the Funds’ trading performance. This information is intended to be both informational and instructive and will be designed to familiarize the Board members with the Funds’ arbitrage mechanism, as well as to provide them with

40              Florian A. Potra, Ph.D., Professor, Department of Mathematics and Statistics, University of Maryland, Baltimore County and James A. Tzitzouris, Jr., Ph.D., Investment Analyst and Vice President, T. Rowe Price Associates, Inc.

41              In connection with the Precidian Relief, the Commission stated that it anticipated that the Active ETFs proposed to be offered pursuant to such relief would have the ability to minimize the risk of reverse engineering and would “have a significant incentive to minimize this risk, considering that the purpose of their proposed arbitrage mechanism is to facilitate the operation of ETFs that limit the ETFs’ susceptibility to predatory trading practices….” See Precidian Notice, paragraph 34.

historical information that will help them to assess whether a Fund’s arbitrage mechanism is effective and whether trading activity in Fund Shares warrants additional scrutiny.

Applicants intend to implement a structure, as specified in policies and procedures, involving both robust governance and a series of escalating and calibrated potential responses that are designed to respond to the seriousness and the specific causes of an arbitrage or pricing issue. These policies and procedures, will provide for, among other things, the measures discussed below.

The Adviser will monitor on an ongoing basis how Shares trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions. For at least the first three years after the launch of a Fund,42 the Adviser will promptly call a meeting of the Fund’s Board (and will present to the Board recommendations for appropriate remedial measures) and the Board will promptly meet (1) if the Tracking Error exceeds 1.00%; or (2) if, for 30 or more days in any quarter or 15 days in a row: (a) the absolute difference between either the Closing Price or the Bid/Ask Price, on the one hand, and the Fund’s NAV, on the other, exceeds a threshold set by the Adviser, which in no event will exceed 2.00% (the “Corrective Action Threshold”), or (b) the bid-ask spread exceeds the Corrective Action Threshold.43 In such a circumstance, the Board will consider the continuing viability of the Fund, whether shareholders are being harmed, and what, if any, action would be appropriate to, among other things, narrow the premium/discount or spread, as applicable.44 The Board will then decide whether to take any such action. Such actions may include, but are not limited to, changing lead market makers, listing the Fund on a different Exchange, changing the size of Creation Units, changing the construction of the Proxy Portfolio, changing the Fund’s investment objective or strategy, or liquidating the Fund.

In addition, to the extent the Adviser determines that a security held in a Fund’s portfolio but not in the Proxy Portfolio does not have readily available market quotations and such circumstance may affect the reliability of the Proxy Portfolio as an arbitrage vehicle, that information, along with the identity and weighting of that security in the Fund’s portfolio, will be publicly disclosed on the Fund’s website.45 Applicants believe that in situations where a security in the Proxy Portfolio does not have readily available market quotations, arbitrageurs will have enough information to determine the value of the security and evaluate the accuracy of the market price for the Fund.46 The Adviser will also assess other appropriate remedial measures.

42              After the first three years, the Fund’s Board will determine whether extending such three-year term is appropriate for the protection of the Fund’s shareholders.

43              The Corrective Action Threshold will be set on a Fund-by-Fund basis based on the specific circumstances of each Fund (e.g., the Fund’s particular investment strategy, liquidity profile or other relevant portfolio characteristics) and will be in all cases subject to the review and oversight of a Fund’s Board, as well as the upper limit of 2.00%. Applicants believe the Corrective Action Thresholds strike an appropriate balance between investors’ need for an orderly market and the need for additional Board review. Applicants reserve the right to adopt additional or lower Corrective Action Thresholds (i.e., less than the 2% upper limit) and a lower Tracking Error threshold (i.e., less than 1%) to the extent deemed appropriate and approved by a Fund’s board.

44              For at least the first three years after the launch of each Fund, the Board will also undertake these considerations on an annual basis, regardless of whether the Fund’s Corrective Action Threshold has been crossed.

45              If securities representing 10% or more of a Fund’s portfolio do not have readily available market quotations, Applicants would promptly request the Exchange to halt trading on the Fund. Applicants recognize that many retail investors do not have the tools to identify and monitor such major disruptions in the market, and believe the 10% threshold strikes an appropriate balance between two competing interests of a Fund’s investors: (1) protection from the potential significant negative impact of unusual market events and (2) the ability to freely trade Shares of a Fund.

46              To the extent that a security in the Proxy Portfolio does not have readily available market quotations, the security would be treated consistently with standard procedures used by existing ETFs with respect to adjusting published baskets. In such situations, a Fund would accept or deliver cash in lieu for the security and adjust the estimated cash amount in the Proxy Portfolio with respect to the security deemed non-deliverable.

3.	Capital Structure and Voting Rights; Book Entry

Beneficial owners of Shares (“Beneficial Owners”) will have one vote per Share with respect to matters for which a shareholder vote is required, consistent with the requirements of the Act and the rules promulgated thereunder and the laws of the State of Maryland. Shares will be registered in book-entry form only. No Beneficial Owner shall have the right to receive a certificate representing Shares.

The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial Owners will be shown on the records of DTC or DTC-participating institutions (e.g., Brokers, banks, trust companies and other financial institutions) (“DTC Participants”).

Beneficial Owners of Shares will exercise their rights in Shares indirectly through DTC and DTC Participants. Dividends will normally be paid and all notices, statements, shareholder reports and other communications required under the Act and other applicable laws to be given to Beneficial Owners will normally be provided through the customary practices and facilities of DTC and DTC Participants.

4.	Listing and Trading

Shares will be listed on an Exchange in the same manner as other ETF shares. The principal secondary market for the Shares will be the Exchange on which they are listed (the “Listing Exchange”).

Except as permitted by the relief requested from Section 17(a), no affiliated person, or affiliated person of an affiliated person, of the Funds will maintain a secondary market in Shares. It is expected that the Exchange (in collaboration with the Adviser) will select, designate or appoint one or more market makers for the Shares of each Fund.47 As long as a Fund operates in reliance on the requested Order, its Shares will be listed on an Exchange.

5.	Purchases and Redemptions of Creation Units

a.	General

The Corporation will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of the close of the regular trading session of the New York Stock Exchange, ordinarily 4:00 p.m. Eastern Time (“ET”), on each Business Day. The Corporation will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that a Creation Unit will consist of at least 5,000 Shares and be offered at an initial price of $25 per Share. Creation Units of the initial Fund and certain future Funds may be purchased and/or redeemed entirely for cash, as permissible under the procedures described below.

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”). The names and quantities of the instruments that constitute the Deposit Instruments and the Redemption Instruments for a Fund (collectively, the “Creation Basket”) will be the same as the Fund’s designated Proxy Portfolio, except to the

47              If Shares are listed on the NYSE Arca, Inc. (“Arca”), NASDAQ Stock Market LLC (“Nasdaq”), Chicago Board Options Exchange (“CBOE”) or a similar electronic Exchange, one or more member firms of that Exchange will act as market makers and maintain a market for Shares trading on that Exchange. On Nasdaq, no particular market maker would be contractually obligated to make a market in Shares under current standards. However, the current listing requirements on Nasdaq stipulate that at least two market makers must be registered in Shares to maintain a listing. In addition, on Arca, Nasdaq and CBOE, registered market makers are currently required to make a continuous two-sided market or subject themselves to regulatory sanctions. No market maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares or of shares of an Affiliated Fund (as defined below).

extent that the Fund requires purchases and redemptions to be made entirely or in part on a cash basis,48 as described below or, in a case where the Fund’s designated Proxy Portfolio is a broad-based securities index (e.g., the S&P 500), the Deposit Instruments and the Redemption Instruments for a Fund may be an existing ETF which tracks the same broad-based securities index.49

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”).

Each Fund will adopt and implement policies and procedures regarding the composition of its Creation Baskets. The policies and procedures will set forth detailed parameters for the construction and acceptance of baskets that are in the best interests of the Fund and its shareholders, including the process for any revisions to or deviations from, those parameters. The Fund’s basket policies and procedures would be covered by the Fund’s compliance program and other requirements under rule 38a-1 of the 1940 Act.

A Fund that normally issues and redeems Creation Units in kind may require purchases and redemptions to be made entirely or in part on a cash basis. In such an instance, the Fund will announce, before the open of trading on a given Business Day, that all purchases, all redemptions or all purchases and redemptions on that day will be made wholly or partly in cash. A Fund may also determine, upon receiving a purchase or redemption order from an Authorized Participant (as defined below), to have the purchase or redemption, as applicable, be made entirely or in part in cash.

Each Business Day, before the open of trading on the Exchange where the Fund is listed, the Fund will cause to be published through the National Securities Clearing Corporation (“NSCC”) the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any) for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. The Proxy Portfolio will be published each Business Day regardless of whether a Fund decides to issue or redeem Creation Units entirely or in part on a cash basis.

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is a member or participant of a clearing agency registered with the Commission, which has a written agreement with the Fund or one of its service providers that allows the Authorized Participant to place orders for the purchase and redemption of Creation Units. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Except as permitted by the relief requested from section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund, or any affiliated person of such person, will be an Authorized Participant in Shares.

b.	Timing

The Funds will issue and redeem Shares in Creation Units at the NAV per Share next determined after an order in proper form is received. Validly submitted orders to purchase or redeem Creation Units on each Business Day will be accepted until the NYSE market close (“Order Cut-Off Time”), generally 4:00 p.m. ET, on the Business Day that the order is placed (“Transmittal Date”). All Creation Unit orders must be received by the Distributor no later than the Order Cut-Off Time in order to receive the NAV determined on the Transmittal Date. When the Listing Exchange closes earlier than normal, a Fund may require orders for Creation Units to be placed earlier in the Business Day.

48            Deposit Instruments and Redemption Instruments may include cash and/or securities.

49            In such event, Applicants will treat the ETF shares held by the Fund at any given time pursuant to such creations as equivalent to such ETF’s underlying securities for purposes of calculating the Portfolio Overlap and maintaining at least an 80% overlap between the Proxy Portfolio and the Fund’s portfolio holdings.

c.	Transaction Fee

A Fund may recoup the settlement costs charged to it by NSCC and DTC by imposing a transaction fee on investors purchasing or redeeming Creation Units (“Transaction Fee”). Because the DTC Process is generally more expensive than the NSCC Process, investors purchasing or redeeming through the DTC Process may pay a higher Transaction Fee than investors transacting through the NSCC Process.50 No Fund will impose sales charges on purchases of Shares. The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined to be appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.51 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.52 Transaction Fees will differ for each Fund. Variations in the Transaction Fee may be made from time to time.

6.	Secondary Market Pricing of Shares

The market price of Shares will be based on the current Bid/Ask Price in the secondary market. Such price, like the price of all traded securities, will be subject to the factors of supply and demand, and it is also subject to the current value of the Portfolio Positions held by the Fund. The price of Shares in the secondary market, however, will not have a fixed relationship to the current or previous day’s NAV. Rather, the price at which Shares trade in the secondary market may be below, at or above the NAV. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Further, secondary market transactions in Shares are expected to be subject to brokerage fees and charges.

7.	Dividend Reinvestment Service

No Fund will make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, though certain Brokers may make a dividend reinvestment service available to their clients. Brokerage commissions and other costs, if any, incurred in purchasing Shares with the cash from Fund distributions will be an expense borne by the individual Beneficial Owners reinvesting through such service.

8.	Availability of Information

A great deal of information will be available to prospective investors about the Funds. Investors interested in a particular Fund can also obtain its prospectus, summary prospectus, SAI, shareholder reports, Form N-CSR and Form N-CEN. The prospectus, summary prospectus, SAI and shareholder reports will be available free upon request from the Funds, and those documents and the Form N-CSR and Form N-CEN may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

The Funds’ website, which will be publicly available at no charge prior to the public offering of Shares, will include a prospectus and summary prospectus for each Fund that may be downloaded. In addition, the website will include the following:

●	On a daily basis, per Share for each Fund, the prior Business Day’s NAV and the Closing Price or Bid/Ask Price of Shares, a calculation of the premium/discount of the Closing Price or Bid/Ask

50            Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the simultaneous movement of hundreds of securities, DTC typically will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

51            In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

52            Where a Fund permits or requires an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments.

Price against such NAV and any other information on their website regarding premiums/discounts that other ETFs registered under the Act may be required to provide.

●	The Fund’s Proxy Portfolio,[53] as well as the Portfolio Overlap, Daily Deviation (for the last rolling one-year period) and Empirical Percentiles of the Proxy Portfolio.

●	Each Fund’s Tracking Error.

●	Bid-ask spread information for each Fund.

●	A legend that will highlight for investors the differences between the Fund and Active ETFs, as discussed in more detail below.

In addition, because the Shares will be listed on an Exchange, prospective investors will have access to more information about them than what is normally available about a security of an open-end investment company. Specifically, information regarding the market price of Shares and trading volume in Shares will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s Closing Price and trading volume information may be published daily in the financial section of newspapers. Further, as described above, the Listing Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association or other widely disseminated means each Fund’s INAV.

9.	Sales and Marketing Materials; Prospectus Disclosure

While Applicants believe that the Funds will trade and perform in a manner similar to other ETFs, Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Funds those ETFs that disclose their portfolio holdings daily.

In a prominent location near the Fund’s name, on both the outside front cover of each Fund’s prospectus and summary prospectus, as well as each Fund’s website and any marketing material, the Fund will include the following legend (“the Legend”) unless otherwise requested by the staff of the Commission:

This ETF is different from traditional ETFs.

Traditional ETFs tell the public what assets they hold each day. This ETF will not. This may create additional risks for your investment. For example:

●	You may have to pay more money to trade the ETF’s shares. This ETF will provide less information to traders, who tend to charge more for trades when they have less information.

●

The price you pay to buy ETF shares on an exchange may not match the value of the ETF’s portfolio. The same is true when you sell shares. These price differences may be greater for this ETF compared to other ETFs because it provides less information to traders.

●	These additional risks may be even greater in bad or uncertain market conditions.

●

The ETF will publish on its website each day a “Proxy Portfolio” designed to help trading in shares of the ETF. While the Proxy Portfolio includes some of the ETF’s holdings, it is not the ETF’s actual portfolio.

53                The Proxy Portfolio published on the Fund’s website each Business Day will include the following information for each portfolio holding in the Proxy Portfolio: (1) ticker symbol; (2) CUSIP or other identifier; (3) description of holding; (4) quantity of each security or other asset held; and (5) percentage weight of the holding in the Proxy Portfolio.

The differences between this ETF and other ETFs may also have advantages. By keeping certain information about the ETF secret, this ETF may face less risk that other traders can predict or copy its investment strategy. This may improve the ETF’s performance. If other traders are able to copy or predict the ETF’s investment strategy, however, this may hurt the ETF’s performance.

For additional information regarding the unique attributes and risks of the ETF, see section [X – i.e., the later discussion of the Proxy Portfolio and the risks of the ETF] below.

Further, in its prospectus, summary prospectus, marketing materials and website, each Fund will describe in plain English the nature and purpose of the Proxy Portfolio, how the Proxy Portfolio is designed to differ from the Fund’s actual portfolio, and where an investor can get access to the Proxy Portfolio and the Portfolio Overlap. Each will describe in more detail and in plain English that, (1) although the Proxy Portfolio is intended to provide investors with enough information to allow for an effective arbitrage mechanism that will keep the market price of the Fund at or close to the underlying NAV per Share of the Fund, there is a risk (which may increase during periods of market disruption or volatility) that market prices will vary significantly from the underlying NAV per Share of the Fund; (2) ETFs trading on the basis of a Proxy Portfolio may trade at a wider bid/ask spread than shares of ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility and, therefore, may cost investors more to trade; and (3) although the Fund seeks to benefit from keeping its portfolio information secret, market participants may attempt to use the Proxy Portfolio and INAV to identify the Fund’s trading strategy, which if successful, could result in such market participants engaging in certain predatory trading practices that may have the potential to harm the Fund and its shareholders.

The Funds will also disclose that because the Shares are traded in the secondary market, a broker may charge a commission to execute a transaction in Shares, and an investor also may incur the cost of the spread between the price at which a dealer will buy Shares and the somewhat higher price at which a dealer will sell Shares.

10.	Protecting Confidential Fund Holdings Information

Finally, the Applicants note that because the Funds will not publicly disclose their portfolio holdings daily, the selective disclosure of material nonpublic information, including information other than portfolio information, would be more likely to provide an unfair advantage to the recipient than in other ETFs. Thus, each Fund and each person acting on behalf of a Fund will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein will not apply).

E.	Funds of Actively Managed Exchange-Traded Funds

1.	The Investing Funds

As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Subadviser”). Each Investing Fund Adviser and any Investing Fund Subadviser will be registered as an investment adviser under the Advisers Act.

2.	Proposed Transactions

Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in sections 12(d)(1)(A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by section 17(a) of the 1940 Act.

3.	Fees and Expenses

Shares of the Funds will be sold by the Funds without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

4.	Conditions and Disclosure Relating to Fund of Funds Relief

To ensure that the Investing Funds understand and comply with the terms and conditions of the requested relief even though the Investing Funds will not be part of the same group of investment companies as the Funds and will not have an Investing Fund Adviser or Sponsor that is the same as the Adviser, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company.

IV.	REQUEST FOR ETF RELIEF

A.	In Support of the ETF Relief

1.	The Funds Will Provide Institutional and Retail Investors with the Same Cost, Tax-Efficiency and Intra-Day Liquidity Benefits as Existing ETFs

Applicants assert that the Funds would allow investors to access active investment strategies offered by certain investment advisors that are currently only available via mutual funds, while also taking advantage of the traditional benefits of ETFs (i.e., tax efficiency, lower cash drag and lower operational expenses) and without raising investor protection concerns that are not otherwise addressed by the terms and conditions of the requested relief.54 The Adviser believes that the Funds will appeal to investors because the Funds will provide the following benefits associated with ETFs:

●	Cost-Efficiencies: a lower-cost option than a comparable traditional mutual fund.

●	Liquidity: an investment option with intra-day pricing that reflects market conditions rather than only end-of-day securities prices.

●	Tax-Efficiencies: a more tax-efficient investment option than a comparable mutual fund.

Applicants currently anticipate that the Funds will provide investors with a more cost-efficient investment vehicle than a comparable mutual fund because they anticipate the Funds charging management fees that are comparable to those charged by traditional mutual funds but having lower total annual operating expense ratios. Applicants expect the Funds to have lower total annual operating expense ratios because many of the costs embedded in the expense ratios of mutual funds, such as transfer agency fees, are generally much lower in the case of ETFs (like the Funds). This is the case because, among other matters, while shareholders of mutual funds typically receive shareholder servicing directly from funds, shareholders of ETFs receive servicing through third parties – namely the Brokers with whom they hold accounts and through whom they transact in ETF shares. Thus, unlike mutual funds,

54 The Commission acknowledged these benefits in the Precidian Notice. See Precidian Notice at paragraph 26. In the Precidian Notice, the Commission set forth its belief that, provided arbitrage keeps the secondary market price and NAV of an Active ETF that does not publicly disclose its complete portfolio holdings daily close, and does so efficiently so that spreads are narrow, “investors would benefit from the opportunity to invest in active strategies through a vehicle that offers the traditional benefits of ETFs.”

ETFs do not incur substantial shareholder servicing and transfer agency fees. Rather, such costs are displaced and paid by shareholders, if at all, to Brokers and other intermediaries.

In addition, Applicants anticipate that the Funds will provide investors with the same type of intra-day liquidity as they have come to associate with ETFs. The Adviser’s research indicates that liquidity is one of the features of ETFs most appreciated by today’s investors. In fact, in focus groups, investors routinely identify liquidity as one of the features of ETFs that positively distinguish them from other investment options. Applicants expect the Funds to offer investors the same level of liquidity as they enjoy in existing ETFs because the Funds will operate as ETFs whose Shares investors may purchase and sell intra-day at market prices rather than only once per day at NAV.

Further, Applicants anticipate that the Funds will provide investors with a relatively tax-efficient investment option as compared to similar traditional mutual funds. The tax efficiency of the ETF structure is primarily a result of ETFs generally honoring redemptions in-kind and, thereby, taking advantage of a provision in the Code that allows them not to recognize capital gains on appreciated securities delivered “out.” The Funds, like existing ETFs, expect to take advantage of this same structure and to honor redemptions in-kind as much as possible so as to avoid recognizing capital gains on appreciated securities.

Applicants concede that the Funds may not be as tax efficient as, for example, Index ETFs because the Funds will not hold precisely those instruments that they receive in the Creation Basket, whereas Index ETFs may normally hold precisely the securities they receive in a creation (or issue in a redemption). Thus, each Fund expects to incur some taxable gains reconfiguring the Creation Basket received in a creation and compiling the Creation Basket for a redemption. In the case of the Funds, however, Applicants expect these potential inefficiencies to be minimized for at least two reasons.

First, on any Business Day during which a Fund experiences creations and redemptions, it will be able to “cross” the transactions; that is, it will be able to take those Deposit Instruments that are not wanted as Portfolio Positions and deliver them out as Redemption Instruments. Thus, on Business Days where the number of creations equals the number of redemptions, a Fund will experience no tax inefficiencies as a result of its portfolio not matching the Creation Basket precisely. It will operate at the same level of tax efficiencies as an Index ETF. Even on days when creations and redemptions are not equal in number but are able, at least in part, to be offset, a Fund’s tax inefficiencies due to a mismatch between its Portfolio Positions and Deposit/Redemption Instruments will be minimized.

Second, as discussed above, at least 80% of the total assets of each Fund will be invested in its identified Proxy Portfolio, which is also the Creation Basket (except in the case of the limited circumstances described in section III.D.5 above). Based on Applicants’ research, they believe that, on average, the Funds will be 50-90% more tax efficient than comparable mutual funds. Applicants regard such tax efficiencies as material, particularly to investors who seek tax-efficient investment vehicles, and supportive of the contention that the Funds will provide investors with these important benefits of the ETF structure.

Finally, Applicants note that the Commission recently recognized that, as long as arbitrage keeps the secondary market price and NAV of ETFs close and does so efficiently so spreads remain narrow, investors can “benefit from the opportunity to invest in active strategies through a vehicle that offers the traditional benefits of ETFs.”55 Applicants acknowledge that circumstances may occur in which markets operate less efficiently or with less liquidity and/or trading volume than normally. In such circumstances, intraday premiums/discounts may grow larger and spreads may widen for all or most ETFs. Stock-specific activity (e.g., a merger or acquisition) may, in certain circumstances, cause a larger than average Tracking Error. Furthermore, at times a Fund’s Tracking Error may increase as the correlation of returns of the respective securities in the Fund’s portfolio and the Proxy Portfolio change. Nonetheless, Applicants believe that the Funds’ arbitrage mechanisms will function as well as those of many existing ETFs. Because of the Applicants’ proposed conditions, the securities in the Funds’ portfolios and Proxy Portfolios will almost all be in U.S. equities (or futures thereon), listed on U.S. exchanges, trading in the deeper and more liquid markets synchronously with Shares. Even in abnormal market conditions, the pricing signals and hedging vehicles for the Funds, and thus hedging and arbitrage transactions in Shares, will be less risky than those for many existing

55            Footnote omitted. See Investment Company Act Release No. 33440, note 4 supra, paragraph 26.

ETFs, such as some ETFs investing in fixed income or foreign securities. Applicants thus expect that in such circumstances the Funds’ arbitrage mechanism will maintain intraday premiums/discounts at least as low, and spreads at least as narrow, as those of many existing ETFs.

2.	The Funds Will Give Short-Term Traders an Appropriate Investment Option

Another category of investors to whom Applicants expect Shares to appeal is short-term and tactical traders. Shares are expected to appeal to these investors because they can be bought and sold continuously throughout the day at a price that reflects current market sentiment regarding the Shares.

3.	The Funds Will Expand the Investment Options Available to ETF Investors

Applicants believe that investors should be able to access the full spectrum of active management strategies in the ETF format. Applicants further believe that many of the same advantages that are currently associated with the ETF format, including lower fees and tax efficiency, can be provided by other types of actively managed ETFs, including the Funds. Applicants seek the ETF Relief requested herein to bring those advantages to ETF investors in the form of the Funds.

Since the advent of the ETF structure in 1993, a consistently increasing number of investors invest in ETFs. In some cases, investors have found their way into ETFs on their own. Others have found their way into ETFs with the guidance of their financial advisers. Registered advisers who use ETFs generally indicate a preference for them over mutual funds for a variety of reasons, including that the total operating expenses associated with owning ETFs are typically lower than those associated with owning comparable mutual funds and, therefore, their clients’ investment expenses are reduced by owning ETF shares instead of mutual fund shares, normally resulting in improved returns. Yet, to date, investors have been limited to investing in Active ETFs whose strategies are amenable to daily portfolio disclosure. Applicants’ proposal is designed to take a step toward removing these limits.

B.	Legal Analysis of ETF Relief

Although the Funds have features that distinguish them from existing ETFs, Applicants seek the same exemptive relief from the Act upon which existing ETFs rely—from sections 2(a)(32), 5(a)(1), 17(a) and 22(d), of the Act and rule 22c-1 under the Act. The ETF Relief is requested pursuant to sections 6(c) and 17(b) of the Act. Section 6(c) provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Section 17(b) provides that the Commission will grant an exemption from the provisions of section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned and that the proposed transaction is consistent with the general purposes of the Act.

1.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as a “management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder is, upon its presentation to the issuer or to a person designated by the issuer, ... entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that Shares could be viewed as satisfying the section 2(a)(32) definition of a redeemable security and that, consequently, the Funds could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer because Shares are securities “under the terms of which” an owner may receive his proportionate share of the a Fund’s current net assets. The unusual aspect of Shares is that their terms provide for a right of redemption upon presentation to the issuer only when aggregated into one or more Creation Units. In other words, Shares are not individually redeemable to a Fund or its agent under all circumstances, and therefore a possible question arises as to whether the definitional requirements of a “redeemable security” and “open-end company” are met. For avoidance of doubt, Applicants request an order to permit the Corporation to register as an open-end management investment company and the Funds to issue Shares that are generally redeemable in Creation Units only.

Creation Units are continuously redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, all holders of Shares will have the ability to buy and sell Shares throughout the day in the secondary market at market prices that are disciplined by the Funds’ efficient arbitrage mechanism and, therefore, should reflect narrow premiums/discounts. While Applicants recognize the potential for wider spreads and more significant deviations between a Share’s Closing Price and/or Bid/Ask Price due to the absence of portfolio transparency, Applicants do not believe that such deviations will develop, given the disclosure, with respect to each Fund, of the Proxy Portfolio, the Portfolio Overlap, and the Daily Deviations and Empirical Percentiles of the Proxy Portfolio, as well as the Tracking Error. Applicants thus believe that the Funds do not present any new issues with respect to the previously granted exemptions that allow for Index ETFs and Active ETFs to redeem their shares only in Creation Unit quantities.

For these reasons, Applicants believe that the proposal to permit Shares to be sold and redeemed as described is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants request that the Order be granted in respect of sections 2(a)(32) and 5(a)(1).

2.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at current public offering price described in the prospectus.

Rule 22c-1 under the Act provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares will be sold in Creation Units through the Distributor to Authorized Participants (and persons transacting through Authorized Participants) at the “current public offering price as described in the prospectus,” as required by section 22(d). Creation Units may also be unbundled, and individual Shares will trade in the secondary market at prices that are below, at or above NAV.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the prospectus and summary prospectus, and not at a price based on NAV. In particular, Shares of each Fund will be listed on an Exchange and may trade on and away from the Exchange at all times on the basis of current Bid/Ask Prices. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) and rule 22c-1. Applicants request an exemption under section 6(c) from section 22(d) and rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by section 22(d) and rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been intended (a) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) to prevent unjust discrimination or preferential treatment among buyers and (c) to ensure an orderly system of distribution by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.56

The first two purposes – preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers – do not seem to be relevant to secondary trading in Shares. Secondary market transactions in Shares will not cause dilution of the Funds because such transactions will not directly involve Fund assets. Similarly, secondary market trading in Shares should not create unjust discrimination or preferential treatment among buyers because, to the extent Share trading prices vary over the course of a given trading day or from day to day, such variances will generally reflect market forces of supply and demand, and not result from unjust or discriminatory manipulation. Applicants believe that, with proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming directly from the Fund.57 Specifically, Applicants do not believe that the fact that a Creation Unit of Shares can be purchased or redeemed at NAV, while individual Shares can trade at market prices creates the potential for discrimination or preferential treatment among investors. As described above, Applicants believe that the ETF structure and the standards and conditions set forth herein will facilitate arbitrage activity in Shares, which should limit the differences between NAV and market prices. Accordingly, all investors will be able to transact in Shares at prices at or close to NAV, whether the investors are transacting in the secondary market or through purchases or redemptions with the Fund, as a result of the ability to create or redeem Shares at NAV. Further, any profits that are generated as a result of arbitrage transactions would not be a result of any discriminatory or preferential treatment of certain investors.

With respect to the third possible purpose of section 22(d) – ensuring an orderly distribution system – Applicants note that anyone may dispose of (acquire) Shares either by selling (purchasing) them on an Exchange or by redeeming (purchasing) a Creation Unit through an Authorized Participant. Therefore, no dealer should have a material advantage over any other dealer in the sale of Shares. In addition, secondary market transactions in Shares should generally occur at prices at or close to NAV. If the prices for Shares should fall below the proportionate NAV of the underlying assets of the Fund, an investor need only to accumulate enough of such Shares to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace and the ability of market professionals to create and redeem at the NAV should thus ensure that the difference between the NAV and the price for Shares in the secondary market remains narrow.

On the basis of the foregoing, Applicants contend that the protections intended to be afforded by section 22(d) are adequately addressed by the proposed methods for purchasing, redeeming and pricing Creation Units and buying, selling and pricing Shares. Applicants therefore contend that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants request the Order be granted in respect of section 22(d) and rule 22c-1.

3.	Exemption from the Provisions of Section 17(a)

Section 17(a)(1) of the Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to

56              See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (Apr. 22, 1983) (“Protecting Investors”).

57               See Strauss, supra note 10.

sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust… by the depositor thereof.

Section 17(a)(2) makes it unlawful

for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

An “affiliated person” of a person, pursuant to section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to section 2(a)(3)(C) of the Act “any person, directly or indirectly, controlling, controlled by or under common control with, such other person.” Section 2(a)(9) of the Act defines “control” as

…the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

The Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company, or series thereof, advised by the Adviser (an “Affiliated Fund”). A large institutional investor could own more than 5% of a Fund, or in excess of 25% of a Fund, making that investor a first-tier affiliate of the Fund under section 2(a)(3)(A) or (C). In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more, or in excess of 25%, of such other Affiliated Fund, making that investor a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, sections 17(a)(1) and 17(a)(2) could be read to prohibit such person from purchasing and redeeming Shares through in-kind transactions with the Fund.

Section 17(b) provides that the Commission will grant an exemption from the provisions of section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.58 Applicants seek an exemption from sections 17(a)(1) and 17(a)(2) pursuant to sections 6(c) and 17(b) to permit persons that are first-tier affiliates or second-tier affiliates of the Funds solely by virtue of: (a) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effectuated in exactly the same manner for all purchases and redemptions and for all purchasers and redeemers. There will be no discrimination among purchasers or redeemers. Except in the limited circumstances described in section III.D.5 above, the Creation Basket composition will be the same regardless of the identity of the purchaser or redeemer.

The Deposit and Redemption Instruments will be valued in the same manner as they are valued for purposes of calculating the Fund’s NAV, and such valuation will be made in the same manner regardless of the identity of any

58              Because section 17(b) could be interpreted to exempt only a single transaction from section 17(a) and because there may be a number of transactions by persons who may be deemed to be affiliated persons or second-tier affiliates, Applicants are also requesting an exemption under section 6(c) of the Act. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

purchaser or redeemer. Further, the total consideration paid for the purchase or redemption of a Creation Unit of Shares will be based on the NAV of such Fund, as calculated in accordance with the policies and procedures set forth in its registration statement. Each basket will consist of instruments that are appropriate, in type and amount, for inclusion in light of the Fund’s investment objectives and policies, current Portfolio Positions and current trading program.

Because the Creation Basket will be the Proxy Portfolio, except in the limited instances described in section III.D.5 above, a person purchasing Shares could not cause the Fund to include unwanted instruments in it. Under these circumstances, Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of a Fund by any Creation Unit investor.

Moreover, Applicants note that the ability of each Fund to take deposits and make redemptions in-kind may aid in achieving the Fund’s investment objectives by allowing it to be more fully invested, minimizing cash drag and reducing flow-related trading costs. In-kind transactions may also increase a Fund’s tax efficiency and promote efficient secondary market trading in Shares by reducing the Transaction Fee applicable to purchases and redemptions of Shares.

For the reasons set forth above, Applicants contend that, with respect to the relief requested pursuant to section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act. Applicants also contend that, with respect to the relief requested pursuant to section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Thus, Applicants request the Order under section 6(c) and 17(b) in respect of sections 17(a)(1) and 17(a)(2).

4.	Exemption from the Provisions of Section 22(e)

Section 22(e) of the Act provides that, except under circumstances not relevant to this request59:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption…

Applicants seek an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act under the circumstances described below.60

Applicants observe that the settlement of redemptions of Creation Units of the Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring portfolio instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fifteen (15) calendar days, rather than the seven (7) calendar days required by Section 22(e). Therefore, Applicants request relief from Section 22(e) with respect to a Fund’s delivery of foreign common stocks in its Creation Basket when delivered-in kind, in order to provide payment or satisfaction of redemptions more than seven days after tender. A Fund will deliver the foreign common stock as soon as practicable, but in all cases no later than fifteen (15) days following the tender of a Creation Unit.

Applicants submit that Congress adopted Section 22(e) of the Act to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption

59               Applicants acknowledge that no relief obtained from the requirements of Section 22(e) of the Act will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within two business days of the trade date.

60              The requested exemption from Section 22(e) of the Act would only apply to the extent that the Creation Basket includes foreign common stock delivered in-kind.

payments for Creation Units of a Fund to be made within up to 15 calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within up to 15 calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the portfolio instruments of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in-kind redemptions. Applicants are not seeking relief from Section 22(e) with respect to Funds that do not effect redemptions in-kind.

Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven (7) day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

On the basis of the foregoing, Applicants believe that (i) the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

V.	REQUEST FOR FUND OF FUNDS RELIEF

A.	Section 12(d)(1) of the 1940 Act

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in section 12(d)(l)(B) of the 1940 Act. Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

Congress enacted section 12(d)(1) (then section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.61 In enacting section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.62 As originally proposed, section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company. “[Y]ou may get situations where one investment company may think that the

61              House Hearing, 76th Cong., 3d Sess., at 113 (1940).

62               Hearing on S. 3580 Before the Subcomm. Of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”63

Congress tightened section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).64 These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled “Public Policy Implications of Investment Company Growth” (the “PPI Report”).65

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that a Investing Fund enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by section 12(d)(l)(A).

The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the Order. Condition B.1 limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Subadvisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of section 2(a)(9) of the 1940 Act. For purposes of this application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.

For purposes of this application, an “Investing Fund’s Subadvisory Group” is defined as any Investing Fund Subadviser, any person controlling, controlled by, or under common control with the Investing Fund Subadviser, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Subadviser or any person controlling, controlled by or under common control with the Investing Fund Subadviser. The condition does not apply to the Investing Fund’s Subadvisory Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by, or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the 1940 Act.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Subadviser, Sponsor, promoter and principal underwriter of a Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Subadviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by section 10(f) of the 1940 Act. An offering of securities during the existence of an

63                 House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

64                See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

65                 Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of section 12(d)(1)(A). A Fund would also retain its right to reject any initial investment by an Investing Fund in excess of the limits in section 12(d)(1)(A) of the 1940 Act by declining to execute a FOF Participation Agreement with an Investing Fund.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of section 2(a)(19) of the 1940 Act (“independent directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

Under Condition B.5, an Investing Fund Adviser, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in FINRA Rule 2341.66

The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company.67 No Fund will acquire securities of any investment company or company relying on sections 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of section 12(d)(l)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds relying on the exemption from section 12(d)(1)

66               Any references to FINRA Rule 2341 include any successor or replacement rule to such Rule that may be adopted by FINRA.

67                Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by section 17(e)(1) of the 1940 Act. The FOF Participation Agreement also will include this acknowledgment.

requested herein will not invest in any other investment company in excess of the limits of section 12(d)(1)(A) mitigates concerns about layering of fees.

On the basis of the foregoing, Applicants believe that an exemption from (i) section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of the limits set forth therein satisfies the requirements of section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.

B.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Fund of Funds Relief

Applicants seek relief from section 17(a) pursuant to section 17(b) and section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.

Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Investing Fund, and direct sales and redemptions of its Shares with an Investing Fund and any accompanying in-kind transactions could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are subadvised by the Adviser. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.

The Commission has interpreted its authority under section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of section 12(d)(1), above, Applicants submit that, with regard to section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.68

Second, the proposed transactions directly between Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.	Precedent and Policy Support Fund of Funds Relief

The Fund of Funds Relief is substantially the same as relief previously granted by the Commission.69 Applicants do not believe that this application raises novel issues under section 12(d)(1). Applicants believe that the fact that an Investing Fund would not know the Fund’s holdings, as it would in the case of a transparent, actively-managed ETF, would not impact the Investing Fund’s ability (or lack of ability) to influence the Fund. The same conditions designed to address the layering of fees and expenses similarly would apply equally to the Applicants as it would for mutual funds and other ETFs, as would the conditions regarding complex structures, and Applicants do not believe that the transparency (or non-transparency) of the Funds’ holdings are relevant to appropriately address these concerns.

VI.	CONDITIONS TO THE APPLICATION

A.	ETF Relief

Applicants agree that any Order of the Commission granting the requested ETF Relief will be subject to the following conditions:

68                 To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

69                 See, e.g., Madison ETF Trust, et al., Investment Company Act Release Nos. 32093 (April 25, 2016) (notice) and 32120 (May 23, 2016) (order) (requesting additional relief to perform creations and redemptions of Creation Units in-kind in a master-feeder structure, which relief is not being sought by Applicants); Wells Fargo Funds Management, LLC, et al., Investment Company Act Release Nos. 31156 (July 15, 2014) (notice) and 31205 (Aug. 12, 2014) (order).

1.        As long as a Fund operates in reliance on the requested order, the Shares of the Fund will be listed on an Exchange.

2.        The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and Closing Price or Bid/Ask Price of the Shares, a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such NAV, and any other information regarding premiums and discounts as may be required for other ETFs under rule 6c-11 under the Act, as amended. The website will also disclose any information regarding the bid-ask spread for each Fund as may be required for other ETFs under rule 6c-11 under the Act, as amended.

3.        Each Fund will include the Legend in a prominent location on the outside cover page of its prospectus, as well as on its website and any marketing materials.

4.        On each Business Day, before the commencement of trading of Shares, each Fund will publish on its website the Proxy Portfolio and the Portfolio Overlap for that day.

5.        No Adviser or Subadviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for a Fund through a transaction in which the Fund could not engage directly.

6.        The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed ETFs that disclose a proxy portfolio on each Business Day, without fully disclosing the ETF’s entire portfolio at the same time.

7.        Each Fund will provide the Commission staff with periodic reports (for which confidential treatment may be requested) containing such information as the Commission staff may request.

8.        Each Fund and each person acting on behalf of a Fund70 will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply).

9.        Each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, (i) all written agreements (or copies thereof) between an Authorized Participant and the Fund or one of its service providers that allows the Authorized Participant to place orders for the purchase or redemption of Creation Units; (ii) a copy of the Proxy Portfolio published on the Fund’s website for each Business Day; and (iii) a list of all creation or redemption baskets exchanged with an Authorized Participant where cash was included in the basket in lieu of some or all of the Proxy Portfolio securities (except for cash included because the securities are not eligible for trading by the Authorized Participant or the investor on whose behalf the Authorized Participant is acting), the amount of any such cash in lieu and the identity of the Authorized Participant conducting the transaction.

B.	Fund of Funds Relief

Applicants agree that any Order of the Commission granting the requested Fund of Funds Relief will be subject to the following conditions:

1.        The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of the Investing Fund’s Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Subadvisory Group with respect to a Fund

70               For purposes of this condition, “person acting on behalf of a Fund” shall have the same meaning as “person acting on behalf of an issuer” for a closed-end investment company under 17 CFR 243.101(c).

for which the Investing Fund’s Subadviser or a person controlling, controlled by, or under common control with the Investing Fund’s Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.        No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.        The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Subadviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.        Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board of a Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (b) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.        The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.        No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.        The Board of a Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.        Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.          Before investing in a Fund in excess of the limits in section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.        Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.        Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

12.        No Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

VII.	NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the cover.

VIII.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue an Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

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T. ROWE PRICE ASSOCIATES, INC.

By:	/s/ Darrell Braman
Name:	Darrell Braman
Title:	Vice President

T. ROWE PRICE EQUITY SERIES, INC.

By:	/s/ David Oestreicher
Name:	David Oestreicher
Title:	Vice President

Dated: October 16, 2019

Verification of T. Rowe Price Associates, Inc.

In accordance with rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for, and on behalf of, T. Rowe Price Associates, Inc.; that he is the Vice President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 16th day of October 2019, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Darrell Braman
Name:	Darrell Braman
Title:	Vice President

Verification of T. Rowe Price Equity Series, Inc.

In accordance with rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for, and on behalf of, T. Rowe Price Equity Series, Inc.; that he is the Vice President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 16th day of October 2019, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David Oestreicher
Name:	David Oestreicher
Title:	Vice President

WHEREAS, the Executive Committee of the T. Rowe Price Equity Series, Inc. desires to authorize the filing of an Application with the U.S. Securities and Exchange Commission for an order for exemptive relief from certain sections and rules under the Investment Company Act of 1940, as amended (the “Act”), prior to next meeting of the Series’ Board of Directors pursuant to Section 4.02 of Article IV of the Series’ By-Laws.

ACCORDINGLY, the Executive Committee of the T. Rowe Price Equity Series, Inc. hereby approves the following resolutions:

RESOLVED, that the President and each Vice President of the T. Rowe Price Equity Series, Inc., a Maryland corporation (“Corporation”) be, and hereby is, authorized in its name and on its behalf to execute and file with the Securities and Exchange Commission an application (“Application”), including any exhibits and amendments, jointly with T. Rowe Price Associates, Inc. (“Price Associates”) and any existing and future the investment companies advised by Price Associates (“Price Funds”) (the Corporation, Price Associates, and Price Funds should be referred to collectively as “Applicants”);

FURTHER RESOLVED, that the Application be filed pursuant to Sections 6(c) of the Act for an order exempting the Applicants from the provisions of Sections 2(a)(32), 5(a)(l), 22(d) and 22(e) of the Act and Rule 22c-l under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(l) and 17(a)(2) of the Act, under Section 12(d)(l)(J) of the Act for an exemption from Sections 12(d)(l)(A) and 12(d)(l)(B) of the Act, to permit the Applicants to register with the SEC an actively managed, non-transparent exchange-traded fund;

FURTHER RESOLVED, that the Application be in such form and content or be supplemented by such exhibits or amendments as the officers executing and filing the same shall, with the advice of the Applicants’ legal counsel, determine to be necessary, appropriate or desirable, any such determination to be conclusively evidenced by the filing of such Application, exhibit or amendment;

FURTHER RESOLVED, that the President and any Vice President be and each of them is authorized to execute all such instruments and documents and do all such acts and things, as, in their opinion or in the opinion of any of them, may be necessary or appropriate in order to carry out the intent and purposes of the foregoing;

FURTHER RESOLVED, that the Secretary of the Corporation hereby is authorized to provide a certified copy of the foregoing resolutions to any individual or entity requiring same in order to further the purpose of the resolutions and progress of the transaction; and

FURTHER RESOLVED, that to the extent any individual or entity may require any special form of resolution confirming the approval or authority as above granted, such resolution hereby is adopted.

Dated: September 17, 2013

By:	/s/ Edward C. Bernard
Member of Executive Committee
Edward C. Bernard

Appendix A: Brief Description of the Initial Fund

The investment objective of the Initial Fund will be to provide long-term capital growth. Income is a secondary objective. The Initial Fund will primarily invests in the common stocks of large and medium-sized companies that have the potential for above-average earnings growth and are well established in their respective industries.